Filed by Quanta Services, Inc.
Pursuant to Rule 425 under the Securities Act of 1933, as
amended, and deemed filed pursuant to Rule 14a-12 under
the Securities Exchange Act of 1934, as amended
Subject Company: InfraSource Services, Inc.
Commission File No.: 001-32164

Proxy Disclaimer In connection with the proposed acquisition, Quanta and InfraSource will file with the Securities and Exchange Commission a joint proxy statement/prospectus and other documents regarding the proposed transaction. A joint proxy statement/prospectus will be sent to stockholders of Quanta and InfraSource, seeking their approval of the transaction. STOCKHOLDERS OF QUANTA AND INFRASOURCE ARE URGED TO READ CAREFULLY THE JOINT PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT QUANTA, INFRASOURCE, AND QUANTA'S ACQUISITION OF INFRASOURCE. Such proxy statement/prospectus, when available, and other relevant documents may be obtained, free of charge, on the Securities and Exchange Commission's web site (http://www.sec.gov). The joint proxy statement/prospectus and such other documents (relating to Quanta) may also be obtained for free from Quanta's website at www.quantaservices.com or from Quanta by directing a request to Quanta Services, Inc., 1360 Post Oak Blvd., Suite 2100, Houston, TX 77056, Attention: Corporate Secretary, or by phone at 713-629-7600. The joint proxy statement/prospectus and such other documents (relating to InfraSource) may also be obtained for free from InfraSource's website at www.infrasourceinc.com or from InfraSource by directing a request to InfraSource Services, Inc., 100 West Sixth Street, Suite 300, Media, PA, 19063, Attention: General Counsel, or by phone at 610-480-8000. Quanta, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from Quanta's shareholders in connection with the acquisition. Information about Quanta and its directors and executive officers and their ownership of Quanta securities will be contained in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission. InfraSource, its directors, executive officers and certain members of management and employees may be considered "participants in the solicitation" of proxies from InfraSource's shareholders in connection with the acquisition. Information about InfraSource and its directors and executive officers and their ownership of InfraSource securities will be contained in the joint proxy statement/prospectus when it is filed with the Securities and Exchange Commission.

Forward-Looking Statement Disclaimer This presentation includes statements reflecting assumptions, expectations, projections, intentions or beliefs about future events that are intended as "forward-looking statements" under the Private Securities Litigation Reform Act of 1995. You can identify these statements by the fact that they do not relate strictly to historical or current facts. They use words such as "anticipate," "estimate," "project," "forecast," "may," "will," "should," "could," "expect," "believe" and other words of similar meaning. In particular, these include, but are not limited to, statements relating to the following: Rapid technological and structural changes that could reduce the demand for the services we provide; Retention of key personnel and qualified employees; The impact of our unionized workforce on our operations and on our ability to complete future acquisitions; Our ability to attract skilled labor and the potential shortage of skilled employees; Our growth outpacing our infrastructure; Our ability to generate internal growth; Our ability to successfully identify, complete and integrate other acquisitions; The adverse impact of goodwill impairments and timing thereof; The potential conversion of our outstanding 4.5% convertible subordinated notes into cash and/or common stock; and The other risks and uncertainties as are described under "Risk Factors" in Quanta's and InfraSource's Form 10-K for the fiscal year ended December 31, 2006, and as may be detailed from time to time in Quanta's and InfraSource's other public filings with the Securities and Exchange Commission. All of our forward-looking statements, whether written or oral, are expressly qualified by these cautionary statements and any other cautionary statements that may accompany such forward-looking statements or that are otherwise included in this presentation. In addition, we do not undertake and expressly disclaim any obligation to update or revise any forward-looking statements to reflect events or circumstances after the date of this presentation or otherwise. Projected operating or financial results, including those of the combined entity; The expected amount and timing of cost savings and operating synergies; Expectations regarding capital expenditures; The effects of competition in our markets; The benefits of the Energy Policy Act of 2005; The economic conditions and expected trends in the industries we serve; and The effects of any other acquisitions and divestitures we may make. Such forward-looking statements are not guarantees of future performance and involve or rely on a number of risks, uncertainties, and assumptions that are difficult to predict or beyond our control. We have based our forward-looking statements on our management's beliefs and assumptions based on information available to our management at the time the statements are made. We caution you that actual outcomes and results may differ materially from what is expressed, implied, or forecast by our forward-looking statements and that any or all of our forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions and by known or unknown risks and uncertainties, including the following: Whether and when the contemplated transaction described in this presentation will be consummated; Failure to achieve anticipated savings and synergies; The ability of Quanta and InfraSource to obtain the necessary regulatory consents and approvals for the contemplated transactions and the potential impact of any conditions imposed as a result of such regulatory reviews; Failure to receive stockholder approval or to satisfy other conditions to closing of the merger as contemplated by the merger agreement; Our ability to effectively integrate the operations of businesses acquired in connection with the contemplated transaction; The effects of purchase accounting, including the determination of amortizable intangibles, on the combined company future operating results; The potential adverse impact to the businesses of the companies as a result of uncertainty surrounding the transaction; Adverse changes in economic conditions and trends in the markets served by us or by our customers; Our ability to effectively compete for market share; Estimates and assumptions in determining our financials results; Impact of transaction costs related to the contemplated transaction, whether or not consummated; Potential failure of the Energy Policy Act of 2005 to result in increased spending in the electric power transmission infrastructure;

Introduction John R. Colson Chairman & Chief Executive Officer Quanta Services Chief Financial Officer Quanta Services David R. Helwig James H. Haddox Chairman, President & Chief Executive Officer InfraSource Services

Combines two leading specialty contractors with complementary capabilities Enhances Quanta's resource base, service offerings and geographic reach in growing end markets: Electric power transmission & distribution Telecommunications Natural gas Optimally positions Quanta to take advantage of positive industry trends: Increased transmission spending Utility outsourcing Fiber to the premises Enables both companies' stockholders to share in the combination's significant upside potential, including synergy realization Expected to be accretive to Quanta's EPS in 2008 Transaction Rationale

Transaction Overview



Structure	**Acquisition of InfraSource by Quanta for 100% stock**
Exchange Ratio	**Each InfraSource share exchanged for 1.223 shares of Quanta common stock**
Expected Pro Forma Ownership(1)	**75% - Quanta stockholders** **25% - InfraSource stockholders**
Management	**Chairman & CEO – John R. Colson** **Chief Financial Officer – James H. Haddox**
Board of Directors	**11 Quanta Representatives** **3 InfraSource Representatives (including David Helwig)**
Expected Closing	**Q3 2007**
Approval Process	**Quanta and InfraSource stockholder approvals** **Regulatory and government approvals**
Combined Financials(2)	**Revenue: $3.1 billion** **Adjusted EBITDA(3): $272 million**

(1) Based on fully diluted share count, including options and convertible notes.
(2) Combined financials for the year ended December 31, 2006, excluding synergies.
(3) Refer to Appendix for calculation of adjusted EBITDA, a non-GAAP measure.

QUANTA SERVICES

InfraSource

6

InfraSource Company Overview A leading provider of design, engineering, installation and maintenance services for utility and industrial infrastructure Telecom Designs and installs telecommunications infrastructure Leases access to dark-fiber Natural Gas Distribution lines Transmission facilities Electric Power Transmission lines Substations Distribution lines Industrial

InfraSource Electric Power and Natural Gas Businesses

InfraSource focuses on transmission and substation projects for electric power customers and distribution projects for natural gas customers

Elec. Transmission / Substation



Transmission Line
Transmission Line
End User
Generating Station
Distribution Line
Substation Step-Up Transformer
Transmission Customer
Substation Step-Down Transformer
InfraSource Primary Focus
End User
InfraSource Capabilities

Natural Gas Distribution



City Gate
Substation
Substation
Gate Station
InfraSource Primary Focus
InfraSource Capabilities

QUANTA SERVICES

InfraSource

8

InfraSource Telecommunications Business Dark-Fiber - Builds, owns and leases point- to-point fiber connections Long-term lease contracts with credit worthy customers No speculative capex spending (installation does not begin until long- term lease is signed) Profitable business platform with strong margins and ROIC Telecommunications - Provides installation services in select markets Complements Quanta's FTTx capabilities Enhances Quanta's inside and outside plant service offerings Illustrative Example: Sample School District Note: The point-to-point graph is merely indicative of the system; in actuality, there are over 270 points that inter- connect with each other.

Complementary Business Mix Combined company will be able to offer a comprehensive portfolio of service offerings to customers, including: Design and Engineering Installation and Maintenance Energized Service and Emergency Restoration InfraSource Quanta Combined Company Transmission Electric Power Natural Gas Telecom / Cable Distribution Substation Transmission Distribution OSP ISP Dark Fiber Leasing Wireless

Enhanced Service Offerings



Quanta Brings ...		InfraSource Brings ...
– Nationwide T&D services footprint – Leading emergency restoration resources – Proprietary robotic arm and patented energized methodologies – Nationwide telecommunications installation and maintenance capabilities – 12,021 employees[(1)]	+	– Strong T&D capabilities – Substation engineering services – Gas distribution capabilities – Industrial service offerings in the Gulf of Mexico region – Unique dark fiber leasing business – 4,550 employees[(1)]

Enhanced capabilities and resources to customers in more markets

Source: From Quanta's and InfraSource's Form 10-K for the year ended 12/31/06. The InfraSource employee number is an average of a range provided in the 10-K.

QUANTA SERVICES

InfraSource

11

Enhanced Capabilities and Resources in North America Electric Service Territory Strong Quanta presence Regions where InfraSource adds significant additional resources

Combined Services Mix Quanta (1) InfraSource (1) From Quanta's and InfraSource's Form 10-K for the year ended 12/31/06. Estimated based on available company data. Revenue = $2,131.0 Million Revenue = $992.3 Million Revenue = $3,123.3 Million Combined (2)

Positive Industry Dynamics Aging and overloaded T&D infrastructure needs to be upgraded Utilities are increasing spending on core T&D assets Energy Policy Act of 2005 supports more T&D spending Convergence of voice/video/data services is creating demand for broadband access Outsourcing by utilities expected to increase as labor force ages Increased demand for combined company's service offerings Increased power generation will fuel transmission and substation spending

Annual Transmission Investment Increasing Source: 1975-2003: Actual Expenditures from EEI Annual property & Plant Capital Investment Survey. 2004 - 2008 EEI Survey of Planned Transmission Investment (May 2005). Longer range Hi/Low Forecasts: EEI Report "Meeting Transmission Needs" (July 2005). Five Year Expenditure Trends Five Year Expenditure Trends 1999-2003 $18 bil 2004-2008 $28 bil 2009-2013 $34 - $46 bil

Strong Combined Financial Profile

Integration Plan Quanta has a proven track record of acquiring and successfully integrating over 80 companies Keys to successful integration and risk management following the closing include: Experienced team to implement integration plan Continued improvement of project management and productivity Enhanced resource utilization Strong culture of safety Increased opportunities for a diverse workforce

Attractive Synergy Opportunities Achieve cost synergies through rationalization of administrative functions Pursue meaningful operational synergies: Project management Asset management Equipment utilization Workforce optimization Procurement cost savings Accelerate revenue growth through enhanced cross-selling and marketing opportunities

Combines two leading specialty contractors with complementary capabilities Enhances Quanta's resource base, service offerings and geographic reach in growing end markets Optimally positions Quanta to leverage positive industry trends Enables both companies' stockholders to share in the combination's significant upside potential, including synergy realization Expected to be accretive to Quanta's EPS in 2008 Transaction Summary

Questions and Answers

Appendix Calculation of Adjusted EBITDA